UNITED MORTGAGE TRUST


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

		RE: UNITED MORTGAGE TRUST
		    FORM RW
		    FILED ON October 16, 2006
                    FILE NO. 333-136107



Ladies and Gentlemen:

        We respectfully request issuance by the Commission of an order permitting United Mortgage Trust (the "Registrant") to withdraw its Form RW filed on October 16, 2006 as soon as reasonably possible.

The reason for our request is that we want to clarify that we did not wish to request withdrawal of the Registration Statement on Form S-3 filed on July 28, 2006 but rather only the amendment on Form S-3/A that we filed on September 29, 2006.

Upon grant of this request, we will file a Form AW to withdraw our Form
S-3/A.

Thank you for your consideration.

Sincerely,


/s/Cricket Griffin
-------------------
Cricket Griffin
President